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04030636

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanix Inc.

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5023 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/14/04

SANIX

RECEIVED
2004 JUN -3 A 10:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SANIX INCORPORATED

Consolidated/Non-Consolidated

Financial Summary

ARLS
3-31-04

For the fiscal year ended March 31, 2004

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. Percentages are rounded off to 1 decimal place. This document is an English translation of the Japanese-language original.

May 12, 2004

Financial Statements

For the fiscal year ended March 31, 2004

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Kozo Inoue, Managing Director, Management and Planning Division
U.S. Accounting Standard:	Not Adopted

Consolidated Financial Highlights for the Year ended March 31, 2004

(April 1, 2003 to March 31, 2004)

(1) Consolidated Operating Results

(Millions of Yen)

	Fiscal Year from April 1 to March 31			
	FY2004	% change	FY2003	% change
Net Sales	43,987	(12.7)	50,357	(15.0)
Operating Income	(4,698)	–	(2,779)	–
Recurring Profit	(4,661)	–	(2,586)	–
Net Income	(7,099)	–	(3,462)	–
Net Income per Share(¥)	(¥178.77)	–	(¥85.89)	–
Net Income per Share, Diluted(¥)	–	–	–	–
Return on Equity	(20.2%)	–	(8.3%)	–
Ratio of Recurring Profit to Total Capital	(7.9%)	–	(4.2%)	–
Ratio of Recurring Profit to Net Sales	(10.6%)	–	(5.1%)	–

Note (1) Investment profit and loss on equity method ¥ -million (Fiscal Year ended March 31, 2004)

:¥ -million (Fiscal Year ended March 31, 2003)

Note (2) Average number of shares issued and outstanding during the fiscal term

Fiscal Year ended March 31, 2004 39,717,129 shares

Fiscal Year ended March 31, 2003 40,312,865 shares

Note (3) Changes in accounting method: None

Note (4) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous fiscal year ended March 31, 2003.

(2) Consolidated Financial Position

(Millions of Yen)

	As of March 31	
	FY2004	FY2003
Total Assets	55,245	62,032
Shareholders' Equity	31,377	38,769
Shareholders' Equity Ratio (%)	56.8%	62.5%
Shareholders' Equity per Share (¥)	¥790.02	¥976.12

Note(1) Number of shares issued and outstanding at period end

Fiscal Year ended March 31, 2004	39,716,598 shares
Fiscal Year ended March 31, 2003	39,717,618 shares

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	Fiscal Year from April 1 to March 31	
	FY2004	FY2003
Cash Flows from Operating Activities	(647)	(1,734)
Cash Flows from Investing Activities	(866)	(7,472)
Cash Flows from Financing Activities	755	7,062
Balance of Cash and Cash Equivalents at End of Period	1,479	2,238

(4) Matters Pertaining to Consolidation and Concerning the Adoption of Equity Method Accounting

Number of consolidated subsidiaries: 5

Number of non-consolidation subsidiary, which adopted equity method: 0

Number of affiliated company, which adopted equity method: 0

(5) Change in Consolidation and the Adoption of Equity Method

Number of newly consolidated company: 2

Number of company excluded from consolidation: 0

Number of new company, which adopted equity method: 0

Number of company excluded from equity method: 0

(6) Forecasts for Consolidated Business Results

For the fiscal year ending March 31, 2005

(Millions of Yen)

	First Half as of September 30	Full Year ending March 31
	FY2005	
Net Sales	24,000	46,800
Recurring Profit	150	1,000
Net Income	40	830
Net Income per Share(¥)	—	¥20.90

Group Outline

The SANIX Group is composed of SANIX Incorporated and 6 subsidiaries. SANIX's core businesses are residential environmental sanitation and maintenance, sanitation services for office buildings, intermediate processing of industrial waste and electricity generation with a focus on recycling resources.

HS Division:	The division offers environmental sanitation services for residential customers. The main services and products are: Termite Eradication Service, Under-Floor/Under-Roof Ventilation System and House Reinforcement System.
ES Division:	The division offers environmental sanitation services for office buildings and apartment complexes, specializing in water quality management and care & maintenance of building water supply.
ERD Division:	The division focuses on volume reduction, detoxifying, recycling and other intermediate processing of industrial waste. Sanix Energy Incorporated is engaged in generating and selling electric power from its Tomakomai Power plant, which utilizes industrial waste plastic purchased from Sanix and Energy Development Institute Co., Ltd., a SANIX subsidiary.

SANIX Incorporated purchases chemicals used in each division, and leases vehicles for operations, from Sunaim Incorporated, its consolidated subsidiary. (Sunaim leases these vehicles from Orix Auto Lease.) SANIX purchased information system services relating to each of its divisions from Sanix Software Design Incorporated. EDI Incorporated is engaged mainly in real estate lease/rental and warehousing businesses. And Qingdao Shan Yang Tai Chemical Resource Exploiture Co.,Ltd recycles industrial waste plastic.

The diagram below shows the relationship among businesses within the SANIX Group.



Customers
HS Division
Service Sales
ES Division
Service Sales
ERD Division
Industrial Waste Processing
Sanix Incorporated
HS/ES Division
Purchases of chemical agents
Leases of cars for business
Consolidated subsidiaries
SUNAIM INCORPORATED
ERD Division
Sales of waste plastic fuel
Consolidated subsidiaries
Energy Development Institute Co.. Ltd.
ERD Division
Consignment contract of power generation
Consolidated subsidiaries
Sanix Energy Incorporated

Note: HS Division is an abbreviation for Home Sanitation Division, ES Division is an abbreviation for Establishment Sanitation Division and ERD Division is an abbreviation for Environmental Resources Development Division.

Business Policies

Fundamental Business Policies

Our corporate mission since our founding has been "Cleaning Up and Sanitizing Our Environment." Under this concept, we have provided a broad range of environmental sanitation services to society. SANIX offers residential and commercial environmental sanitation services, and facility maintenance services for office buildings, apartment buildings, and other facilities. It is also engaged in industrial waste processing, focusing chiefly on waste recycling, detoxification, and volume reduction; and electricity generation utilizing recycled plastic waste.

In these three areas, SANIX is aggressively developing its ecological business by exploring latent demand, improving services and technology and constantly tailoring services to best suit customer needs. In operating these businesses, SANIX is endeavoring to enhance its profitability and capital efficiency to maximize its corporate value.

Profit Distribution

(1) SANIX operates its business focusing on returning profit to shareholders. One of our business policies is to increase dividends to shareholders by expanding the scope of our operations and improving earnings, while ensuring stable dividends payment based on the ratio of dividends to shareholders' equity and other factors. However, SANIX recorded a significant operational loss in fiscal 2003 under very harsh business environments. Accordingly, we did not declare payment of interim dividends during the year, considering the severe conditions where operational results remained weak. As for year-end dividends, SANIX will propose payment of dividends of 10 yen per share (i.e. final dividends of 10 yen per share, compared with 20 yen per share in the previous year), giving priority to the benefit of shareholders.

(2) Stock option plan

In fiscal 2003, a stock option plan was created to promote recovery of operational results and further improvement of corporate value by aligning the interest of officers and employees under the SANIX Group with the interest of shareholders. During the year, stock options for 2,550,000 shares in total were granted to 3,924 directors, auditors and employees under the SANIX Group.

Medium-and Long-Term Business Strategies

In our Home Sanitation Division, we aggressively promote sales and cultivate latent demand. Our guiding concept is to improve home durability and longevity through our Termite Eradication Services, Under-Floor and Under-Roof Ventilation Systems, and Home Reinforcement System to deliver more comfortable living environment to customers. We continue creation of a marketing organization that is closely connected to the local community, and steady marketing efforts to find new customers who will be the source for our future assets, while providing fine-tuned maintenance services to existing customers. The medium-and long-term goal of the HS Division is to put this business, which has a high profit margin, back onto the track of growth.

The ES Division is conducting business mainly among businesses in the Kanto region where office buildings, apartment complexes, and other large facilities are concentrated. In this fiscal year, it has expanded its marketing effort into a new geographic area, the Chukyo region. Through provision of regular maintenance programs for the installed water activators, we will explore further needs for services and products in water supply systems and other facilities. In addition, through the introduction of new products, such as our Hydrogen Sulfide Removal System, Arsenic Removal System and our Ozone Purification System, the environmental business division is developing new markets, aiming at improving its profitability.

In the Environmental Resource Development Division, SANIX focuses on volume reduction, detoxifying and recycling of industrial waste, to contribute to realization of a recycling society. The main business of the Division is processing waste plastic into fuel and power generation utilizing waste plastic fuel. With the commencement of operation of the Tomakomai Power Plant in fiscal 2003, a plastic recycling cycle was completed. Waste plastic is received and processed into fuel in our 16 plastic-recycling-and-energy-conversion plants throughout the nation. The fuel is then utilized by the Tomakomai Power Plant. This plant uses only fuel reprocessed from waste plastic to generate electricity. In August 2003, it concluded a contract with

Hokkaido Electric Power Co., Inc. to sell electric power to the power company, and started commercial operation. In the future, the ERD Division will endeavor to reduce its operating loss and to record operating profit. To attain this goal, the Division will increase the capacity of processing plants to receive and process more waste plastic into fuel for power generation, enhance the operating ratio of each processing plant, and maintain the continuous heavy-load operation of the Tomakomai Power Plant.

Basic Policy and Actions for Corporate Governance

(1) Basic Policy for Corporate Governance

SANIX recognizes that corporate governance is a critical issue to be addressed by a company to ensure business management that fulfils social responsibility based on corporate ethics. It has been developing a corporate structure that promotes and ensures quick decision-making, monitoring of management, transparency of management, and compliance with laws and regulations. We also believe that corporate governance is important to ensure maximization of the corporate value and management of the company for the best interest of shareholders.

(2) Actions for Corporate Governance

The board of directors of SANIX comprises 11 directors so that quick business decision can be made by the management. The board meets regularly at lease once a month, and special meetings are called at any time as necessary. It discusses not only matters required to be decided by the board by law and the articles of association of SANIX, but also reviews the performance of business divisions and other businesses to make important business decisions. In May 2004, SANIX adopted the executive officer system to clearly divide the functions of the board and the executive officers. Each executive officer manages the business he/she is in charge of, in accordance with the decisions made by the board of directors. Independent (outside) directors were not appointed. The council of auditors comprises four auditors, including two part-time outside auditors. Auditors attend each meeting of the board of directors and other executive meetings where important matters are discussed, to monitor the performance of directors. Legal compliance, prompt and proper decision-making and monitoring of business management are guaranteed by these internal checking measures.

The Internal Control Office and the Risk Management Office are established for internal control purposes. They conduct internal audits and other examinations whenever necessary to ensure maintenance and improvement of healthy operation of business divisions and to reinforce compliance.

The independent accounting auditor hired by SANIX carries out accounting audits of SANIX not only at the end of year, but throughout the year, playing an important role in our corporate governance.

SANIX asks for advice of its legal counsel as necessary to secure that the business management of the company complies with all applicable laws and regulations.

(3) Relationship between SANIX and outside auditors

Auditor Gen-ichiro Yasui is the representative director of Rix Co., Ltd. SANIX purchases certain fixed assets and consumable supplies from Rix Co., Ltd. SANIX has no other relationship with any other person, whether in connection with personnel matters, capital stock, business transaction or other interests.

Business Results
Fiscal Year Overview
Earnings

During fiscal 2003, Japan has seen signs of moderate recovery of the economy. Corporate earnings improved due to increased exports and production, which have brought some improvement in capital expenditure, although the recovery was not strong enough to encourage major consumer spending.

In the environmental sanitation industry, people's interest in the maintenance of houses and buildings remained very strong, but consumers have become more severe in selection of a service provider. To be chosen by such demanding customers, stronger appealing and selling power of our products, enhanced ability of sales representatives to respond to customers' requests, and more customer-oriented marketing attitude were necessary.

Under these circumstances, SANIX reinforced its customer-oriented marketing approach in the environmental sanitation business and devoted its energy into acquisition of new customers, while improving the customer management system for existing customers. In the field of environmental resources, the Tomakomai Power Plant, our core resource-recycling power generation system, started commercial operation in August 2003. The ERD Division has striven for stable operation of the plant and gradual increase in electric power sales volume. In the second half of the year, we also strove to lower the break-even point of the entire Group by various cost reduction measures and other fundamental restructuring of the profit structure and improvement of sales productivity, in order to create an operating structure capable of returning to profitable operations in the next year.

As a result, in the core HS Division, the extent of the sales decrease has become smaller every quarter (compared with the same period last year), and sales during the fourth quarter (January 1, 2004 to March 31, 2004) increased from the same period of the previous year. However, revenues on a full year basis decreased significantly. Sales by the ES Division also declined, while the ERD Division achieved sales growth. Consequently, consolidated sales for the current fiscal year decreased 12.7% from the previous year to 43,987 million yen. Although the break even point of the entire Group could be lowered in the second half of the year, recurring loss amounted to 4,661 million yen compared to 2,586 million yen of recurring loss last year, mainly due to the significant loss caused by the prolonged adjustment of facilities in the Tomakomai Power Plant, decreased sales in the HS Division, and decreased profit in the ES Division. In addition to the increased recurring loss, SANIX reversed the provision of deferred tax assets to improve its financial health (1,905 million yen), and the HS and ES Divisions charged the cost of consolidation or closing of 31 sales offices (212 million yen) during the year. Consequently, SANIX posted net loss of 7,099 million yen compared to 3,462 million yen of net loss in the previous year.

Earnings of individual divisions were as follows:

Home Sanitation Division

In the HS Division, the extent of the sales decrease became smaller every quarter (compared with the same period last year), and sales during the fourth quarter (January 1, 2004 to March 31, 2004) increased 2.7% from the same period of the previous year. However, consolidated sales for the full year decreased 19.2% from the previous year to 28,059 million yen because the sales decrease during the first half was significant. The Division continued its effort to find new customers through marketing techniques more closely connected to the local community to broaden opportunities to contact customers. As a result of these efforts to find new customers, shrinkage of sales of Termite Eradication Services, which depends largely on new customers, could be minimized to 5.1% from the previous year. However, in the course of the Division's shift from dependency on existing customers to exploration of new customers, sales of the Home Reinforcement System and the Under-floor and Under-roof Ventilation System businesses, which have been largely supported by existing customers, decreased significantly during the year. Consequently, the division could not achieve a full recovery.

Consolidated operating income of the Division for fiscal 2003 decreased to 3,093 million yen, from 4,616 million yen in the previous year, affected significantly by the decreased sales in the Division's high-profit-margin business, although the break-even point of the Division was lowered in the second half of the year by various cost reduction measures and other fundamental restructuring of the profit structure and improvement of sales productivity.

Establishment Sanitation Division

Consolidated sales by the Division dropped 11.1% to 7,191 million yen from the previous year. While consolidated sales from businesses of water-proofing and painting work for buildings and apartment houses remained almost the same as in the previous fiscal year, new customers could not be acquired as planned, and sales from the Water Activator Installation service declined 18.5% from the previous year.

Consolidated operating loss increased to 256 million yen from operating income of 4 million yen in the previous year, mainly due to declined profit resulting from decreased sales and increased share of the water-proofing and painting work in the sale mix which has relatively high cost margin.

The Division expanded its marketing into the Chukyo region and open two sales offices in the region during the year.

Environmental Resources Development Division

Sales by the ERD Division grew to 8,736 million yen, an increase of 15.5% compared to the previous year. The Sanix Energy Tomakomai Power Plant (Tomakomai, Hokkaido), completed in April 2003, started commercial operation in August, and has striven for stable operation and stepwise increase of both the power production and sales volumes. Revenues from sales of electric power earned by this business contributed to the sales growth in the Division. The Division increased capacity of the processing plants to process a higher volume of waste plastic into fuel. It also put focus on marketing of waste plastic baling machines to business operators discharging waste plastics. As a result, sales in the waste plastic recycling business increased compared to the previous year. Sales from the incineration business at the Kita-Kyushu plant (Moji, Kita-Kyushu) also increased mainly due to improved operation efficiency. On the other hand, sales revenues from the organic liquid waste processing business at the Hibiki plant (Wakamatsu, Kita-Kyushu) decreased. This was because the plant could only process a limited amount of waste during the equipment improvement work conducted to expand its processing capacity.

Consolidated operating loss of the ERD Division increased to 4,046 million yen from 3,792 million yen of the previous year, mainly due to the significant cost for adjustment of facilities needed for continuous heavy-load operation of the Tomakomai Power Plant, and depreciation of the plant that started during the current year.

Prospect for Next Year

It is expected that consumer spending will remain weak and cost reduction efforts by companies will continue in the next fiscal year.

In such conditions, the SANIX Group will continue efforts to recover its businesses into profitable operation. The cost reduction measures and other serious organizational reforms implemented in the second half of fiscal 2003 will be further strengthened. 31 sales offices (17 in the HS Division, 14 sales offices in the ES Division) will be consolidated or closed to improve the sales efficiency and profitability. The HS Division achieved sales increase in the fourth quarter (January to March 2004) compared to the same period last year, after consecutive decreases for about one year and six months. It will continue pursuing its marketing approach closely connected to the community in the next year and enhance the sales ability of employees to recover its performance. In the ERD Division, huge advance cost was needed in the Tomakomai Power Plant in connection with trial operation and adjustments during previous years. This advance cost will be reduced significantly in the next year as the completed resource-recycling power generation system will be operated effectively and efficiently. The ERD Division will improve its profitability by stable and continuous high-load operation of the plant and by increasing sales revenues from waste plastic processing into fuel for power generation.

Financial Condition

As of March 31, 2004, cash and cash equivalents totaled 1,479 million yen, on a consolidated basis, a decrease of 759 million yen from the previous year. Net cash used for operating activities could be minimized to 647 million yen, an increase by 1,086 million yen from the previous year, mainly due to the increase of depreciation expenses in the non-cash items, and the refund of corporate taxes, although net loss before taxes and minority interest increased compared with the previous year. Net cash used in investing activities totaled 866 million yen, a decrease by 6,605 million yen from the previous year. This money was mainly used for capital expenditures including the pre-treatment facility of the Tomakomai power plant and the improvement of the organic waste liquid treatment facility. The significant decrease of expenditures from the previous year was mainly because most of significant investments made by ERD Division in construction of new facilities were completed last year. Net cash provided by financing activities totaled 755 million yen. During the period, short-term loans decreased through refinancing of funds for capital expenditures to long-term loans, while long-term loans and corporate bonds increased. Compared to the previous year, net cash provided by financing activities decreased by 6,307 million yen. This was mainly because the amount of fund raising for capital investment was less than the previous year.

The cash flow indicators of the SANIX Group are as follows.

	FY2000	FY2001	FY2002	FY2003	FY2004
Shareholders' equity ratio	77.5%	74.4%	74.2%	62.5%	56.8%
Shareholders' equity ratio on a market price basis	379.9%	336.8%	195.1%	41.0%	62.5%
Debt-redemption years	0.81 year	0.33 year	1.03 year	—	—
Interest coverage ratio	34.61	91.63	65.22	—	—

(Note) Shareholders' equity ratio: Shareholders' equity/Gross assets

Share ratio on a market price basis: Total market value of stock/Gross assets

Debt-redemption years: Interest-bearing liabilities/Operating cash flow

Interest coverage ratio: Operating cash flow/Interest payment

1. Each indicator is calculated based on consolidated financial results.

2. Total market value of stock is calculated by: closing price at the year-end x outstanding shares at the year-end.

3. The operating cash flow in this table is cash flow from operating activities reported on the consolidated cash flow statement. Interest-bearing liabilities cover all liabilities reported on the consolidated balance sheet for which interest is paid. Interest payment used in the calculation of the interest coverage ratio is the amount of interest expense reported on the consolidated cash flow statement.

4. Debt redemption years and interest coverage ratio data are not included in the table above for the year ended March 2003 and for the year ended March 2004 as the operating cash flow was negative in these years.

Consolidated Financial Statements

1. Consolidated Balance Sheet

(Thousands of Yen)

Assets:	FY2004	Ratio %	FY2003	Ratio %	Change
	As of March 31				
Current Assets:					
Cash and bank deposits	1,546,346		2,282,112		(735,766)
Notes and accounts receivable	3,095,980		3,405,510		(309,529)
Inventories	1,249,360		1,474,166		(224,806)
Deferred tax assets	19,857		866,856		(846,998)
Other current assets	479,215		1,187,346		(708,131)
Allowance for doubtful accounts	(58,980)		(46,770)		(12,210)
Total Current Assets:	6,331,779	11.5	9,169,222	14.8	(2,837,443)
Fixed Assets:					
Tangible Fixed Assets:					
Buildings and structures	10,659,930		9,766,467		893,463
Machinery, equipment and vehicles	15,995,240		9,001,553		6,993,687
Land	18,295,174		18,218,390		76,784
Construction in progress	—		10,587,767		(10,587,767)
Other tangible fixed assets	233,512		248,298		(14,785)
Total Tangible Fixed Assets:	45,183,858	81.8	47,822,476	77.1	(2,638,618)
Intangible Fixed Assets:					
Total Intangible Fixed Assets:	83,254	0.1	80,843	0.1	2,411
Investments and Other Assets:					
Investments in securities	1,184,712		1,438,570		(253,857)
Deposits and guaranty	1,826,746		2,047,375		(220,629)
Deferred tax assets	10,379		1,111,626		(1,101,247)
Other	1,107,108		825,778		281,329
Allowance for bad loans	(482,509)		(463,087)		(19,421)
Total Investments and Other Assets:	3,646,437	6.6	4,960,264	8.0	(1,313,826)
Total Fixed Assets:	48,913,551	88.5	52,863,584	85.2	(3,950,033)
Total Assets:	55,245,330	100.0	62,032,806	100.0	(6,787,476)

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of March 31				
	FY2004	Ratio %	FY2003	Ratio %	Change
Current Liabilities:					
Notes and accounts payable	945,027		750,348		194,679
Short-term loans	3,380,000		10,150,000		(6,770,000)
Long-term loans payable in 1 year	2,835,990		1,199,020		1,636,970
Corporate Bond payable in 1 year	200,000		—		200,000
Amounts in arreas	2,215,003		2,474,897		(259,893)
Accrued expenses	1,372,481		1,595,077		(222,596)
Accrued income taxes	179,599		41,467		138,132
Consumption tax payable	522,792		7,278		515,513
Accrued bonuses	250,146		531,140		(280,994)
Allowance for resource-recycling expenses	869,782		1,468,152		(598,369)
Other current liabilities	333,724		296,363		37,361
Total Current Liabilities:	13,104,548	23.7	18,513,745	29.8	(5,409,197)
Non-Current Liabilities:					
Corporated Bond	700,000		—		700,000
Long-term debt	7,746,900		2,327,990		5,418,910
Deferred income taxes	22,314		1,060		21,254
Security deposit payable	201,984		190,559		11,424
Retirement benefit	1,640,544		1,690,094		(49,550)
Other non-current liabilities	452,000		540,000		(88,000)
Total Non-Current Liabilities:	10,763,743	19.5	4,749,704	7.7	6,014,039
Total Liabilities:	23,868,291	43.2	23,263,449	37.5	604,842
Minority Interest:					
Minority interest	—	—	—	—	—
Shareholders' Equity:					
Capital Fund	12,533,820	22.7	12,533,820	20.2	—
Additional paid-in capital	15,853,954	28.7	15,853,954	25.6	—
Accumulated earnings	4,563,507	8.2	12,060,428	19.4	(7,946,921)
Difference in valuation of other marketable securities	33,515	0.1	(71,858)	(0.1)	105,374
Less treasury stock at cost	(1,607,758)	(2.9)	(1,606,987)	(2.6)	(771)
Total Shareholders' Equity:	31,377,038	56.8	38,769,356	62.5	(7,392,318)
Total Liabilities, Minority Interests and Stockholders Equit	55,245,330	100.0	62,032,806	100.0	(6,787,476)

2. Consolidated Statement of Income

(Thousands of Yen)

	Fiscal Year from April 1 and March 31				
	FY2004	Ratio %	FY2003	Ratio %	Change
Net sales	43,987,214	100.0	50,357,826	100.0	(6,370,612)
Cost of sales	23,202,445	52.8	22,422,598	44.5	779,847
Gross profit	20,784,768	47.2	27,935,228	55.5	(7,150,459)
Selling, general and administrative expenses	25,483,694	57.9	30,714,292	61.0	(5,230,598)
Operating income (loss)	(4,698,926)	(10.7)	(2,779,064)	(5.5)	(1,919,861)
Non-operating income:					
Interest income	8,736		21,451		(12,715)
Dividend income	9,424		25,403		(15,978)
Rent Revenue	275,085		262,185		12,900
Other non-operating income	120,076		111,358		8,718
Total non-operating income	413,323	0.9	420,398	0.8	(7,075)
Non-operating expenses					
Interest expenses	214,431		78,836		135,594
Bond issue expenses	26,000		–		26,000
Rental expenses	123,048		133,236		(10,187)
Other non-operating expenses	12,596		15,856		(3,259)
Total non-operating expenses	376,076	0.8	227,928	0.4	148,147
Recurring profit (loss)	(4,661,679)	(10.6)	(2,586,594)	(5.1)	(2,075,084)
Extraordinary income:					
Gain on sale of fixed assets	4,617		67,701		(63,083)
Insurance payments received	3,451		–		3,451
Investment securities received	–		11,396		(11,396)
Gain on sale of investment securities	21,101		–		21,101
Total extraordinary income	29,169	0.1	79,097	0.2	(49,927)
Extraordinary losses:					
Loss on sale of property, plant and equipment	10,140		65,061		(54,920)
Loss on disposal of property, plant and equipment	25,173		12,744		12,428
Loss on cancellation of lease contract	7,455		10,930		3,475
Net provision for allowance for doubtful accounts	–		76,316		(76,316)
Loss on sales of investments in securities	54,873		–		54,873
Loss on valuation of investments in securities	35,878		217,398		(181,520)
Loss on valuation of membership rights	19,780		2,460		17,320
Director's retirement allowance	6,090		14,800		(8,710)
Loss on special depreciation	–		26,363		(26,363)
Allowance for resource-recycling expense	–		840,598		(840,598)
Reorganization of offices expense	212,565		–		212,565
Total extraordinary losses	371,956	0.9	1,266,673	2.5	(894,716)
Income (loss) before income taxes	(5,004,466)	(11.4)	(3,774,171)	(7.4)	(1,230,295)
Corporate income, local and enterprise taxes	200,157	0.4	210,071	0.4	(9,914)
Adjustment on corporate tax, etc.	1,895,121	4.3	(521,947)	(1.0)	(2,417,069)
Net income	(7,099,745)	(16.1)	(3,462,295)	(6.8)	(3,637,449)

3. Consolidated Statement of Retained Earnings

(Thousands of Yen)

	Fiscal Year from April 1 to March 31	
	FY2004	FY2003
(Additional paid-in capital)		
Additional paid-in capital at the beginning of the fiscal term	**15,853,954**	15,853,954
Additional paid-in capital at the end of the fiscal term	**15,853,954**	15,853,954
(Retained earnings)		
Retained earnings at the beginning of the fiscal term	**12,060,428**	16,400,108
Decrease in accumulated earnings		
Dividend	**397,176**	813,383
Directors' bonus	**—**	64,000
Net loss	**7,099,745**	3,462,295
Retained earnings at the end of the fiscal term	**4,563,507**	12,060,428

4. Consolidated Statement of Cash Flows

(Thousands of yen)

Fiscal Year from April 1 to March 31	FY2004	FY2003
Cash Flows from Operating Activities:		
Income before income taxes	(5,004,466)	(3,774,171)
Depreciation and amortization	3,876,642	2,456,527
Increase in allowance for retirement benefits	(49,550)	179,435
Increase in allowance for resouce-recycling expenses	(598,369)	1,468,152
Increase in allowance for doubtful accounts	14,352	403,028
Interest and dividend income	(18,161)	(46,855)
Interest expense	214,431	78,836
Bond issue expense	26,000	—
Payment on commission	4,904	7,203
Gain on donated marketable securities	—	(11,396)
Gain on sales of short-term investments in securities	(21,101)	—
Loss on sales of short-term investments in securities	54,873	—
Loss on valuation of short-term investments in securities	35,878	217,398
Loss on valuation of membership rights	19,780	2,460
Gain on sale of property, plant and equipment	(4,617)	(67,701)
Loss on sale of property, plant and equipment	10,140	65,061
Loss on disposal of property, plant and equipment	25,173	12,744
Loss on reorganization of offices expense	212,565	—
Increase/decrease in notes and accounts receivable-trade	309,529	1,904,630
Increase/decrease in inventories	224,806	(256,874)
Increase/decrease in other current assets	314,764	290,561
Increase/decrease in notes and accounts payable-trade	204,402	(577,499)
Increase/decrease in consumption taxes payable	515,513	(511,250)
Increase/decrease in other current liabilities	(948,097)	(481,771)
Payment of bonuses to directors and auditors	—	(64,000)
Other	(207,006)	(578,559)
Net	(787,612)	715,960
Interest and dividend income received	17,715	47,402
Interest expense paid	(223,106)	(88,290)
Income taxes paid	(95,760)	(2,409,141)
Refumded corporate tax	441,138	—
Net cash provided by operating activities:	(647,624)	(1,734,069)
Cash Flows from Investing Activities:		
Increase/decrease in time deposits	(23,500)	40,500
Proceeds from sales of securities	395,250	56
Payment for purchases of securities	(30,845)	(101,390)
Proceeds from sale of property, plant and equipment	23,539	291,839
Payment for purchases of property, plant and equipment	(1,307,916)	(8,510,561)
Other	76,530	807,285
Net cash provided by investing activities:	(866,940)	(7,472,270)
Cash Flows from Financing Activities:		
Proceeds from issuance of corporate bond	970,239	—
Payment for redemption of corporate bond	(100,000)	—
Increase/decrease in short-term loans	(5,270,000)	7,050,000
Proceeds from long-term debt from banks	9,245,400	3,000,000
Repayment of long-term debt from banks	(3,689,520)	(568,320)
Increase/decrease in treasury stock	(771)	(1,600,907)
Dividends paid	(398,905)	(811,170)
Other	(1,144)	(7,203)
Net cash provided by financing activities:	755,298	7,062,398
Effect of exchange rate changes on cash and cash equivalents	0	0
Net increase in cash and cash equivalents	(759,266)	(2,143,941)
Cash and cash equivalents at beginning of the fiscal term	2,238,612	4,382,553
Cash and cash equivalents at the end of the fiscal term	1,479,346	2,238,612

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

Number of consolidated subsidiaries: 5 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated / Sanix Software Design Incorporated / EDI Incorporated

Sanix Software Design Incorporated and EDI Incorporated were established during this fiscal year ended March 31, 2004 and added to the consolidation from the current fiscal year.

There is only one non-consolidated subsidiary, Qingdao Shan Yang Tai Chemical Resource Exploiture Co., Ltd. The Company acquired a majority of voting rights of this subsidiary on its own account during this 9-month period, but excluded it from the consolidation because its business size is small, and none of the total assets, sales, net income (the portion corresponding to the shareholding by the Company) and retained earnings (the portion corresponding to the shareholding by the Company) of this subsidiary has any significant effect on the consolidated financial statements of the Company.

2. Matters Concerning the Application of Equity Method Accounting

Qingdao Shan Yang Tai Chemical Resource Exploiture Co., Ltd. is the only non-consolidated subsidiary not reported by the equity method. This subsidiary was not reported by the equity method because its business size is small, and its total assets, sales, net income (the portion corresponding to the shareholding by the Company) and retained earnings of this subsidiary have minor effect and little significance on the consolidated financial statements of the Company.

3. Matters Pertaining to the Account Settlement Date of Consolidated Subsidiaries

The account settlement date of consolidated subsidiaries is the same as that of the parent company.

4. Accounting Standards

(1) Basis and method of valuation of major assets

①Marketable securities

Other marketable securities:

Securities valued at market: Market value method based on the market prices on the account settlement date (all valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

Securities not valued at market: Cost basis computed by moving average method

②Inventories

Half-finished products and material: Cost method computed by moving average method

Stored goods: The latest purchase cost method

(2) Depreciation of major depreciable assets

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

(3) Accounting standards for major allowances and reserves

①Allowance for doubtful accounts: Allowance for losses on doubtful accounts is provided for general trades receivable based on the actual percentage of bad debts occurred in the past and up to the limited permitted under the Corporate Income Tax Law. As for trades receivable deemed to have considerable or high risk of becoming bad debts, the amount expected to become uncollectible is provided as the allowance, considering the condition of each of such receivables.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is provided to prepare for payment of bonuses to employees, based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to prepare for payment of retirement benefits to employees, the Company provides an amount equivalent to the amount that would be paid if the retirement of all eligible employees occurred at the end of the current accounting period, based on the projected amount of retirement benefits liabilities and pension assets at the end of the current fiscal term. Any actuarial difference is charged as expenses in the following fiscal year of its accrual.

④Allowance for recycling costs: The Company provides for costs expected to be incurred for the transportation and storage of waste plastic to be recycled into fuel, stored at the end of the fiscal year.

(4) Accounting of major lease transactions

Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

(5) Hedging accounting

①Method of hedging accounting: Interest rate swap arrangements were accounted for by the special treatment method of hedging accounting as they satisfy the requirements for the special treatment.

②Hedging arrangements and transactions to be hedged

(Hedging arrangement) Interest rate swap contracts

(Transactions to be hedged) Interest on borrowings

③Hedging policy: The Company concludes interest rate swap contracts for the purpose of hedging the risk of floating of interest rates of borrowings. Transactions to be hedged by an interest rate swap contract are specified for each contract.

④Assessment of validity of hedging arrangements: The Company concludes only interest rate swap contracts that satisfy all of the following conditions, in accordance with its risk management policy:

i. The notional principal amount of the interest rate swap contract is the same as that of the principal amount of the relevant long-term borrowing;

ii. The term and maturity of the interest rate swap contract are the same as those of the relevant long-term borrowing;

iii. The index of the floating rate of the relevant long term borrowing is TIBOR+1.1%;

iv. The terms for revision of interest rate of the interest rate swap contract are the same as those stipulated in the relevant long-term borrowing; and

v. The receipt-and-payment conditions of the interest rate swap contract are fixed throughout the swap period.

Assessment of validity of interest rate swap contracts concluded and maintained by the Company as of the account settlement date is omitted as they satisfy all of the above-mentioned requirements, and are thus qualified to be accounted for by the special treatment method.

(6) Other significant policies used in these consolidated financial statements

Accounting treatment of consumption tax: Excluding-tax method

Temporary consumption taxes paid and temporary consumption taxes received were set off with each other, and the net amount was reported as consumption taxes payable on the balance sheet.

5. Valuation Method of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are valued at their market price.

6. Profit Appropriation Account:

Statement of profit appropriation account is made up based upon the profit appropriation of consolidated subsidiaries settled during consolidated accounting period.

7. Cash and Cash Equivalents on Consolidated Statements of Cash Flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, savings which can be withdrawn as required, and short-term investments which are easily converted into cash, having low risk of changing value, and which will be redeemed within 3 months from the acquisition date.

Notes to Consolidated Financial Statements

	(FY 2004)	(FY 2003)
1.Total accumulated depreciation for tangible fixed assets.	13,061,669 thousand yen	9,329,182 thousand yen
2.Number of shares of treasury stock.	1,204,154 shares	1,203,134 shares

(Notes to consolidated statement of cash flows)

a) Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets. (Thousands of Yen)

	Fiscal year ended March 31	
	FY2004	FY2003
Cash and bank deposits.	**1,546,346**	2,282,112
Time deposits exceeding 3 months.	**(67,000)**	(43,500)
Cash and cash equivalents.	**1,479,346**	2,238,612

b) Depreciation and amortization, including depreciation of expenses relating to the engineering method concerning metal fittings for home reinforcement (included in long-term prepaid expenses)

(FY 2004)	(FY 2003)
- thousand yen	78,730 thousand yen

Segment Information

1. Segment Information by type of business

Current consolidated accounting period (From April 1, 2003 to March 31, 2004)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	28,059,205	7,191,111	8,736,896	43,987,214	–	43,987,214
(2)Internal sales among segments and transfer accounts	–	–	768	768	(768)	–
Total	28,059,205	7,191,111	8,737,664	43,987,982	(768)	43,987,214
Operating expenses	24,966,187	7,447,837	12,784,441	45,198,466	3,487,674	48,686,140
Operating income (loss)	3,093,017	(256,725)	(4,046,776)	(1,210,483)	(3,488,442)	(4,698,926)
Assets, depreciation and amortization expenses and capital expenditures:						
Assets	5,556,388	2,301,377	37,000,900	44,858,667	10,386,663	55,245,330
Depreciation and amortization expenses	132,072	20,481	3,476,069	3,628,624	248,018	3,876,642
Capital expenditures	87,896	7,187	1,166,312	1,261,395	11,470	1,272,865

Prior consolidated accounting period (From April 1, 2002 to March 31, 2003)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	34,708,625	8,085,061	7,564,139	50,357,826	–	50,357,826
(2)Internal sales among segments and transfer accounts	–	–	775	775	(775)	–
Total	34,708,625	8,085,061	7,564,914	50,358,602	(775)	50,357,826
Operating expenses	30,092,197	8,080,182	11,357,680	49,530,060	3,606,831	53,136,891
Operating income (loss)	4,616,428	4,879	(3,792,765)	828,541	(3,607,606)	(2,779,064)
Assets, depreciation and amortization expenses and capital expenditures:						
Assets	5,688,910	2,677,611	39,918,510	48,285,033	13,747,773	62,032,806
Depreciation and amortization expenses	126,966	25,136	1,949,048	2,101,151	276,551	2,377,703
Capital expenditures	428,508	16,186	8,088,119	8,532,813	99,965	8,632,779

Notes

1.Business divisions are those used for internal administrative purposes.

2. Principal services and products by business division

*HS Division: Sales of Home Reinforcement System, Termite Eradication Service, Under-Floor and Under-Roof Ventilation Systems

*ES Division: Fitting of water supply system for office and apartment buildings, maintenance services

*ERD Division : Waste plastic processing, incineration, and waste organic liquid processing

3. Unabsorbed operating expenses listed under elimination or group is the administration cost of the general affairs department of the parent company.

Current consolidated accounting period. . . . . ¥3,488,442 thousand

Prior consolidated accounting period. . . . . ¥ 3,607,606 thousand

4. Total group assets included in elimination or group is cash and short-term investments, long-term investment funds, and assets concerning administrative divisions.

Current consolidated accounting period. . . . . ¥10,386,663 thousand

Prior consolidated accounting period. . . . . ¥13,747,773 thousand

2.Segment information by location

The Company does not report segment information by location because the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan, nor did it have any in the prior consolidated accounting period.

3.Foreign sales

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales in both the prior and current consolidated accounting periods.

Notes to lease transactions

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets

(Thousands of Yen)

	Fiscal Year from April 1 and March 31	
	FY2004	FY2003
	Machinery and Vehicle	
Book Value	**1,731,432**	2,534,161
Cumulative depreciation	**1,069,533**	1,566,157
Value at end of fiscal year	**661,899**	968,003
	Others	
Book Value	**895,716**	1,048,828
Cumulative depreciation	**608,172**	567,873
Value at end of fiscal year	**287,543**	480,955
	Total	
Book Value	**2,627,149**	3,582,989
Cumulative depreciation	**1,677,706**	2,135,530
Value at end of fiscal year	**949,442**	1,447,459
②Outstanding balance of future lease payments at the end of the period:		
Within one year	**505,125**	666,499
Over one year	**488,148**	879,802
Total	**993,273**	1,546,302
③Amount of lease fee payments, depreciation expense and interest expense:		
Lease fee payments	**716,684**	777,633
Depreciation expense	**669,388**	731,134
Interest expense	**35,368**	48,364

④Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero ι the straight-line method.

Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acc price of the leased assets, with the amount allocated to each accounting period using the interest method.

Notes to Retirement Benefit

The funded status of the Companies at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen	
	FY2004	FY2003
Projected benefit obligation	¥2,562	¥2,445
Plan assets at fair value	(849)	(767)
Unrecognized net loss	(23)	(167)
Retirement allowance	¥1,690	¥1,511

Severance and pension costs of the Companies included the following components for the years ended March 31, 2004 and 2003

	Millions of yen	
	FY2004	FY2003
Service cost	¥309	¥315
Interest cost	38	61
Expected return on plan assets	(13)	(19)
Anortization of actuarial gains/losses	24	167
	¥358	¥524

Assumption used in the calculation for the defined benefits plan for the years ended March 31, 2004 and 2003 are as follows:

	Millions of yen	
	FY2004	FY2003
Discount rate	1.5%	1.5%
Long-term rate of return on fund assets	1.5%	1.5%
Method of attributing benefits to periods of service	Straight-line method	Straight-line method
Anortization period for actuarial gains/los:	1 year	1 year

The actuarial gains/losses are charged to income in the next year when it is incurred in its entirely.

Material Subsequent Event

A lawsuit was filed by FUJIKASUI ENGINEERING Co., Ltd. against the SANIX Group in the Tokyo District Court on April 19, 2004, regarding the cost (138,683,000 yen) of the carbon exchange and other works in connection with installation work of organic waste liquid treatment facilities in our organic waster liquid treatment plant (Hibiki Plant).

The SANIX Group understands that the works related to the alleged cost were part of responsibilities of FUJIKASUI under the work contract executed between FUJIKASUI ENGINEERING Co., Ltd. and the SANIX Group. Therefore, we believe that the SANIX Group is not responsible for the payment of the cost.

In addition, some flaws were found in the facilities installed by FUJIKASUI ENGINEERING Co., Ltd. We will carefully examine how we should handle this matter, including filing of a claim for damage for the flaws.

May 12, 2004

Non-Consolidated Financial Statements
For the fiscal year ended March 31, 2004

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Kozo Inoue, Managing Director, Management and Planning Division
U.S. Accounting Standard:	Not Adopted

Non-Consolidated Financial Highlights for the Fiscal Year ended March 31, 2004

(April 1, 2003 to March 31, 2004)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	FY2004	% change	FY2003	% change
Net Sales	43,091	(14.3)	50,289	(15.0)
Operating Income	(3,609)	–	(2,926)	–
Recurring Profit	(4,581)	–	(2,692)	–
Net Income	(7,281)	–	(3,507)	–
Net Income per Share(¥)	(¥183.32)	–	(¥87.01)	–
Net Income per Share, Diluted(¥)	–	–	–	–
Return on Equity	(20.9)	–	(8.4)	–
Ratio of Recurring Profit to Total Capital	(8.0)	–	(4.5)	–
Ratio of Recurring Profit to Net Sales	(16.9)	–	(5.4)	–

Note (1) Average number of shares issued and outstanding during the fiscal term

Fiscal Year ended March 31, 2004	39,717,129 shares
Fiscal Year ended March 31, 2003	40,312,865 shares

Note (2) Changes in accounting method: None

Note (3) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first ended March 31, 2003.

(2) Dividends (Millions of Yen)

	Fiscal Year from April 1 to March 31	
	FY2004	FY2003
Annual dividend per Share (¥)	¥10.00	¥20.00
Total dividend	397	801
Pay-out ratio (%)	—	—
Ratio of dividend to total capital(%)	1.3%	2.1%

(3) Non-Consolidated Financial Position

(Millions of Yen)

	As of March 31	
	FY2004	FY2003
Total Assets	54,483	60,319
Shareholders' Equity	30,993	38,566
Shareholders' Equity Ratio (%)	56.9%	63.9%
Shareholders' Equity per Share (¥)	¥780.36	¥971.03

Note (1) Number of shares issued and outstanding at period end

Fiscal Year ended March 31, 2004 39,716,598 shares

Fiscal Year ended March 31, 2003 39,717,618 shares

(2) Number of treasury stocks

Fiscal Year ended March 31, 2004 1,204,154 shares

Fiscal Year ended March 31, 2003 1,203,134 shares

(4) Forecasts for Non-Consolidated Business Results

For the fiscal year ending March 31, 2005

(Millions of Yen)

	First Half as of September 30	Full Year ending March 31
	FY2005	
Net Sales	23,160	44,720
Recurring Profit	80	850
Net Income	10	700
Net Income per Share(¥)	—	¥17.62

Non-Consolidated Financial Statements

1.Non-Consolidated Balance Sheet

(Thousands of Yen)

Assets:	FY2004 (As of March 31)	Ratio %	FY2003 (As of March 31)	Ratio %	Change
Current Assets:					
Cash and bank deposits	1,234,067		2,022,123		(788,055)
Note receivable	123,820		122,405		1,414
Accounts receivable	2,817,515		3,261,189		(433,674)
Products	14,906		49,934		(35,028)
Half finished products	276,549		300,982		(24,432)
Materials	591,786		788,845		(197,059)
Stored goods	147,117		118,541		28,575
Deferred income taxes	—		845,378		(845,378)
Accrued revenue	47,555		111,503		(63,947)
Accrued refunded corporation tax	—		407,402		(407,402)
Accrued refunded consumption tax	—		443,284		(443,284)
Other current assets	376,541		208,024		168,516
Allowance for doubtful accounts	(60,500)		(45,000)		(15,500)
Total Current Assets:	5,569,360	10.2	8,634,616	14.3	(3,065,256)
Fixed Assets:					
Tangible Fixed Assets:					
Buildings	8,199,981		7,667,488		532,492
Structures	2,445,751		2,083,805		361,946
Machinery and equipment	15,947,478		8,937,480		7,009,998
Automotive equipment	2,030		3,016		(985)
Tool and equipment	216,937		239,450		(22,512)
Land	16,755,702		16,754,517		1,185
Construction in progress	—		10,587,767		(10,587,767)
Total Tangible Fixed Assets:	43,567,881	80.0	46,273,525	76.7	(2,705,643)
Intangible Fixed Assets:					
Total Intangible Fixed Assets:	81,375	0.1	78,631	0.1	2,744
Investments and Other Assets:					
Investment in securities	1,184,112		1,438,155		(254,042)
Deposits and Guaranty	1,812,800		2,009,395		(196,595)
Long-term loans to affliated company	1,500,000		—		1,500,000
Deferred tax assets	—		1,111,626		(1,111,626)
Other	1,250,937		1,238,648		12,289
Allowance for bad loans	(482,509)		(464,858)		(17,651)
Total Investments and Other Assets:	5,265,341	9.7	5,332,967	8.9	(67,626)
Total Fixed Assets:	48,914,599	89.8	51,685,125	85.7	(2,770,525)
Total Assets:	54,483,959	100.0	60,319,741	100.0	(5,835,782)

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of March 31 FY2004	Ratio %	FY2003	Ratio %	Change
Current Liabilities:					
Notes payable	319,681		195,249		124,432
Accounts payable	537,598		516,746		20,852
Short-term loans	3,200,000		8,500,000		(5,300,000)
Long-term loans payable in 1 year	2,779,590		1,142,620		1,636,970
Corporate bonds payable in 1 year	200,000		–		200,000
Amount in arrears	2,268,675		2,865,626		(596,950)
Accrued income taxes	153,246		–		153,246
Consumption tax payable	513,846		–		513,846
Accrued expenses	1,345,675		1,569,154		(223,478)
Accrued bonuses	234,530		526,000		(291,470)
Allowance for recycling costs	869,782		1,468,152		(598,369)
Other current liabilities	330,252		294,773		35,479
Total Current Liabilities:	12,752,878	23.4	17,078,322	28.3	(4,325,443)
Non-Current Liabilities:					
Corporate bond	700,000		–		700,000
Long-term debt	7,734,500		2,259,190		5,475,310
Retirement benefit	1,627,170		1,684,807		(57,636)
Deffered income taxes	22,314		–		22,314
Other non-current liabilities	653,984		730,559		(76,575)
Total Non-Current Liabilities:	10,737,969	19.7	4,674,557	7.7	6,063,412
Total Liabilities:	23,490,848	43.1	21,752,879	36.0	1,737,969
Shareholders' Equity:					
Capital stock	12,533,820	23.0	12,533,820	20.8	–
Additional paid-in capital					
Capital surplus reserve	15,853,954		15,853,954		
Additional paid-in capital total	15,853,954	29.1	15,853,954	26.3	–
Retained earnings					
Earned surplus reserve	395,279	0.7	395,279	0.7	–
Unappropriated reserve	9,365,908	17.2	13,128,464	21.8	(3,672,555)
Unappropriated income for the current year	5,581,566	(10.2)	1,665,875	(2.8)	3,915,690
Retained earnings total	4,179,622	7.7	11,857,868	19.7	(7,678,246)
Difference in valuation of other marketable securities	33,472	0.1	(71,793)	(0.1)	105,265
Less treasury stock at cost	(1,607,758)	(3.0)	(1,606,987)	(2.7)	(771)
Total Shareholders' Equity:	30,993,110	56.9	38,566,862	63.9	(7,573,752)
Total Liabilities and Stockholders Equity:	54,483,959	100.0	60,319,741	100.0	(5,835,782)

2. Non-Consolidated Statement of Income

(Thousands of Yen)

	Fiscal Year from April 1 and March 31				
	FY2004	Ratio %	FY2003	Ratio %	Change
Net sales	43,091,560	100.0	50,289,659	100.0	(7,198,098)
Cost of sales	21,632,064	50.2	22,268,234	44.3	(636,170)
Gross profit	21,459,496	49.8	28,021,424	55.7	(6,561,928)
Selling, general and administrative expenses	25,068,794	58.2	30,947,843	61.5	(5,879,048)
Operating income (loss)	(3,609,298)	(8.4)	(2,926,419)	(5.8)	(682,879)
Non-operating income:					
Interest income	8,722		9,434		(712)
Dividend income	29,417		45,396		(15,978)
Interest on security	—		11,954		(11,954)
Insurance commission income	12,996		14,975		(1,978)
Rent Revenue	816,460		283,490		532,970
Other non-operating income	110,247		93,144		17,132
Total non-operating income	977,845	2.3	458,365	0.9	519,479
Non-operating expenses					
Interest expenses	207,396		66,764		140,631
Bond issue expenses	26,000		—		26,000
Rental expenses	1,704,173		141,426		1,562,746
Other non-operating expenses	12,496		15,856		(3,359)
Total non-operating expenses	1,950,066	4.5	224,047	0.5	1,726,018
Recurring profit (loss)	(4,581,519)	(10.6)	(2,692,101)	(5.4)	1,889,418
Extraordinary income:					
Gain on sale of fixed assets	4,617		67,701		(63,083)
Insurance payments received	3,451		—		3,451
Gain on donated marketable securities	—		11,396		(11,396)
Gain on sale of investment securities	21,101		—		21,101
Total extraordinary income	29,169	0.1	79,097	0.2	(49,927)
Extraordinary losses:					
Loss on disposal of property, plant and equipment	18,919		12,744		6,175
Loss on sales of property, plant and equipment	10,140		65,061		(54,920)
Loss on cancellation of lease contract	7,455		10,930		(3,475)
Net provision for allowance for doubtful accounts	—		76,316		(76,316)
Loss on sales of investments in securities	54,873		—		54,873
Loss on valuation of investments in securities	35,878		217,398		(181,520)
Loss on valuation of affiliated company's stock	316,000		—		316,000
Loss on valuation of membership rights	19,780		2,460		17,320
Director's retirement allowance	6,090		14,800		(8,710)
Loss on special depreciation	—		26,363		(26,363)
Allowance for recycling costs	—		840,598		(840,598)
Reorganization of offices expense	212,565		—		212,565
Total extraordinary losses	681,703	1.6	1,266,673	2.5	(584,970)
Income (loss) before income taxes	(5,234,052)	(12.1)	(3,879,677)	(7.7)	1,354,375
Corporate income, local and enterprise taxes	142,000	0.4	145,000	0.3	(3,000)
Adjustment on corporate tax, etc.	1,905,016	4.4	(516,912)	(0.1)	2,421,928
Net income	(7,281,069)	(16.9)	(3,507,765)	(7.0)	(3,773,304)
Earned surplus carried forward	1,699,503		2,246,077		(546,573)
Interim dividend	—		404,188		(404,188)
Unappropriated profits	(5,581,566)		(1,665,875)		3,915,690

3. Appropriation Statement

(Thousands of Yen)

	from April 1to March 31	
	FY2004	FY2003
I. Unappropriated Income for the current year	(5,581,566)	(1,665,875)
II. Reversal of unappropriated reserve		
1. Reversal of contingent reserve	7,500,000	3,700,000
2. Reversal of special depreciation reserve	365,908	77,329
Total:	2,284,342	2,111,453
III. Appropriation of earnings		
1. Dividend	397,165	397,176
2. Special depreciation reserve	—	14,773
IV. Surplus profit carried forward to the following term	1,887,176	1,699,503

Significant Accounting Policies

Relating to Financial Statements

1. Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for securities.

①Stock investment in subsidiaries: Cost method, cost being determined by the moving average method

②Other marketable securities:

Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

Securities not valued at market: Cost method, cost being determined by the moving average method

(2) Appraisal standards and appraisal methods for inventories.

①Half-finished products and material: Cost method computed by moving average method

②Stored goods: The latest purchase cost method

(3) Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

(4) Accounting of deferred assets: Costs related to development and bond issue expenses are immediately expensed when the payment was made.

(5) Accounting standards for allowances and reserves.

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next accounting period.

④Allowance for recycling costs: The Company provides for costs expected to be incurred for the transportation and storage of waste plastic to be recycled into fuel, stored at the end of the fiscal year.

(6) Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions

(7) Hedging accounting

①Method of hedging accounting: Interest rate swap arrangements were accounted for by the special treatment method of hedging accounting as they satisfy the requirements for the special treatment.

②Hedging arrangements and transactions to be hedged

(Hedging arrangement) Interest rate swap contracts

(Transactions to be hedged) Interest on borrowings

③Hedging policy: The Company concludes interest rate swap contracts for the purpose of hedging the risk of floating of interest rates of borrowings. Transactions to be hedged by an interest rate swap contract are specified for each contract.

④Assessment of validity of hedging arrangements: The Company concludes only interest rate swap contracts that satisfy all of the following conditions, in accordance with its risk management policy:

i. The notional principal amount of the interest rate swap contract is the same as that of the principal amount of the relevant long-term borrowing;

ii. The term and maturity of the interest rate swap contract are the same as those of the relevant long-term borrowing;

iii. The index of the floating rate of the relevant long term borrowing is TIBOR+1.1%;

iv. The terms for revision of interest rate of the interest rate swap contract are the same as those stipulated in the relevant long-term borrowing; and

v. The receipt-and-payment conditions of the interest rate swap contract are fixed throughout the swap period.

Assessment of validity of interest rate swap contracts concluded and maintained by the Company as of the account settlement date is omitted as they satisfy all of the above-mentioned requirements, and are thus qualified to be accounted for by the special treatment method.

(8) Other significant policies used in these financial statements

Accounting treatment of consumption tax: Excluding-tax method

Temporary consumption taxes paid and temporary consumption taxes received were set off with each other, and the net amount was reported as consumption taxes payable on the balance sheet.

Notes to lease transactions

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets (Thousands of Yen)

	Fiscal Year from April 1 and March 31	
	FY2004	FY2003
	Machinery and Equipment	
Book Value	**416,798**	471,828
Cumulative depreciation	**274,045**	272,688
Value at end of fiscal year	**142,752**	199,139
	Vehicles	
Book Value	**1,303,626**	2,053,979
Cumulative depreciation	**791,251**	1,292,763
Value at end of fiscal year	**512,374**	761,215
	Tools and Fixtures	
Book Value	**854,857**	1,018,332
Cumulative depreciation	**593,389**	605,091
Value at end of fiscal year	**261,468**	413,240
	Total	
Book Value	**2,575,282**	3,544,139
Cumulative depreciation	**1,658,686**	2,170,543
Value at end of fiscal year	**916,595**	1,373,596

②Outstanding balance of future lease payments at the end of the period:

Within one year	**493,171**	644,935
Over one year	**465,119**	825,626
Total	**958,290**	1,470,562

③Amount of lease fee payments, depreciation expense and interest expense:

Lease fee payments	**705,753**	755,306
Depreciation expense	**658,667**	714,249
Interest expense	**34,001**	46,275

④Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero u the straight-line method.

Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acc price of the leased assets, with the amount allocated to each accounting period using the interest method.

Material Subsequent Event

A lawsuit was filed by FUJIKASUI ENGINEERING Co., Ltd. against the SANIX Inc. in the Tokyo District Court on April 19, 2004, regarding the cost (138,683,000 yen) of the carbon exchange and other works in connection with installation work of organic waste liquid treatment facilities in our organic waster liquid treatment plant (Hibiki Plant).

SANIX Inc. understands that the works related to the alleged cost were part of responsibilities of FUJIKASUI under the work contract executed between FUJIKASUI ENGINEERING Co., Ltd. and SANIX Inc. Therefore, we believe that SANIX Inc. is not responsible for the payment of the cost.

In addition, some flaws were found in the facilities installed by FUJIKASUI ENGINEERING Co., Ltd. We will carefully examine how we should handle this matter, including filing of a claim for damage for the flaws.

Net Sales by Division

(Thousands of Yen)

	Fiscal Year between April 1 and March 31		
	FY2004	FY2003	Change
Under-Roof/Floor Ventilation System.	**10,990,478**	11,578,984	(588,506)
Termite Eradication Service.	**9,014,949**	12,019,559	(3,004,609)
Home Reinforcement System.	**4,063,597**	6,643,615	(2,580,017)
Other.	**3,968,630**	4,466,158	(497,528)
Home Sanitation Division Total:	**28,037,656**	34,708,317	(6,670,661)
Water activator installation.	**2,871,543**	3,523,978	(652,435)
Care and maintenance of building water supply.	**1,320,638**	1,458,716	(138,079)
Other.	**2,998,217**	3,102,365	(104,148)
Establishment Sanitation Division Total:	**7,190,399**	8,085,061	(894,662)
Industrial waste (Waste plastic processing).	**4,245,211**	4,019,832	225,379
Industrial waste (Organic Waste Water Recycle).	**1,449,537**	1,341,175	108,362
Industrial waste (Incineration).	**1,413,786**	1,711,269	(297,482)
Other.	**754,969**	424,003	330,966
Environmental Resources Development Division Total:	**7,863,504**	7,496,280	367,224
Total Net Sales:	43,091,560	50,289,659	(7,198,098)

Supplement Information

1. Two-Year Summary

For the fiscal year ended March 31, 2004 (Consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2004			
Net sales	11,649	11,886	11,015	**9,436**
Gross profit	5,567	5,686	5,356	**4,174**
Operating income (loss)	(1,865)	(1,220)	(361)	**(1,251)**
Recurring profit (loss)	(1,826)	(1,236)	(350)	**(1,248)**
Income (loss) before income taxes	(1,891)	(1,301)	(447)	**(1,364)**
Net Income (loss)	(2,231)	(1,262)	(789)	**(2,816)**

For the fiscal year ended March 31, 2003 (Consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2003			
Net sales	13,721	14,919	11,845	9,870
Gross profit	8,151	8,934	6,511	4,337
Operating income	(479)	620	(338)	(2,581)
Recurring profit	(429)	662	(289)	(2,530)
Income before income taxes	(548)	570	(305)	(3,490)
Net Income	(411)	250	(238)	(3,062)

For the fiscal year ended March 31, 2004 (Non-consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2004			
Net sales	11,567	11,771	10,753	**8,999**
Gross profit	5,804	5,852	5,398	**4,403**
Operating income (loss)	(1,521)	(945)	(237)	**(904)**
Recurring profit (loss)	(1,704)	(1,205)	(488)	**(1,182)**
Income (loss) before income taxes	(1,769)	(1,265)	(585)	**(1,614)**
Net Income (loss)	(2,092)	(1,213)	(910)	**(3,064)**

For the fiscal year ended March 31, 2003 (Non-consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2003			
Net sales	13,721	14,917	11,817	9,833
Gross profit	8,026	8,830	6,498	4,666
Operating income	(512)	582	(335)	(2,661)
Recurring profit	(436)	630	(282)	(2,604)
Income before income taxes	(555)	538	(297)	(3,565)
Net Income	(392)	240	(219)	(3,135)

2.Segment information by type of business

For the fiscal year ended March 31, 2004 (Thousands of Yen)

Home Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	7,602,376	7,843,581	6,749,708	**5,863,539**
(2)Internal sales among segments and transfer accounts	—	—	—	—
Total	7,602,376	7,843,581	6,749,708	**5,863,539**
Operating expenses	7,466,580	6,828,588	5,606,000	**5,065,018**
Operating income(loss)	135,796	1,014,993	1,143,708	**798,520**

Establishnebt Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,009,758	2,006,471	1,934,542	**1,240,340**
(2)Internal sales among segments and transfer accounts	—	—	—	—
Total	2,009,758	2,006,471	1,934,542	**1,240,340**
Operating expenses	2,029,867	2,148,370	1,907,451	**1,362,147**
Operating income(loss)	(20,109)	(141,898)	27,090	**(121,807)**

Environmental Resources Development Divisior	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,037,100	2,036,350	2,331,126	**2,332,319**
(2)Internal sales among segments and transfer accounts	213	188	185	**181**
Total	2,037,313	2,036,538	2,331,311	**2,332,501**
Operating expenses	3,207,963	3,154,377	3,063,580	**3,358,519**
Operating income(loss)	(1,170,649)	(1,117,839)	(732,268)	**(1,026,018)**

Elimination or Group	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	—	—	—	—
(2)Internal sales among segments and transfer accounts	(213)	(188)	(185)	**(181)**
Total	(213)	(188)	(185)	**(181)**
Operating expenses	809,841	975,370	800,147	**902,315**
Operating income(loss)	(810,054)	(975,558)	(800,332)	**(902,497)**

Consolidated	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	11,649,235	11,886,403	11,015,376	**9,436,198**
(2)Internal sales among segments and transfer accounts	—	—	—	—
Total	11,649,235	11,886,403	11,015,376	**9,436,198**
Operating expenses	13,514,252	13,106,706	11,377,178	**10,688,002**
Operating income(loss)	(1,865,017)	(1,220,303)	(361,802)	**(1,251,803)**

For the fiscal year ended March 31, 2003 (Thousands of Yen)

Home Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	10,147,027	10,946,123	7,903,346	5,712,129
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	10,147,027	10,946,123	7,903,346	5,712,129
Operating expenses	8,588,750	8,244,570	6,846,894	6,411,982
Operating income(loss)	1,558,276	2,701,552	1,056,451	(699,852)

Establishnebt Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	1,891,132	2,257,268	1,860,624	2,076,036
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	1,891,132	2,257,268	1,860,624	2,076,036
Operating expenses	1,862,280	2,394,448	1,860,689	1,962,762
Operating income(loss)	28,851	(137,180)	(65)	113,273

Environmental Resources Development Divisior	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	1,683,460	1,715,984	2,081,973	2,082,720
(2)Internal sales among segments and transfer accounts	196	170	215	192
Total	1,683,656	1,716,155	2,082,189	2,082,913
Operating expenses	2,527,007	2,768,934	2,614,768	3,446,970
Operating income(loss)	(843,350)	(1,052,778)	(532,579)	(1,364,056)

Elimination or Group	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	–	–	–	–
(2)Internal sales among segments and transfer accounts	(196)	(170)	(215)	(192)
Total	(196)	(170)	(215)	(192)
Operating expenses	1,223,482	891,050	861,623	630,674
Operating income(loss)	(1,223,679)	(891,221)	(861,838)	(630,866)

Consolidated	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	13,721,620	14,919,376	11,845,944	9,870,886
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	13,721,620	14,919,376	11,845,944	9,870,886
Operating expenses	14,201,521	14,299,004	12,183,975	12,452,389
Operating income(loss)	(479,901)	620,371	(338,031)	(2,581,503)

April 28, 2004

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
E-mail: k-inoue@sanix.co.jp
URL: http://www.sanix.co.jp/index_e.htm

Sanix Revises Full-Year Earnings and Dividend Forecasts

Fukuoka, April 28, 2004 – Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) announced downward revisions of its earnings forecast for the full-year ended March 31, 2004 as well as year-end dividend per share forecast.

1. Revision to full-year forecast

1) Revision to full-year consolidated results forecast

(April 1, 2003 to March 31, 2004) (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (as of February 12, 2004)	46,421	(3,373)	(4,263)
Revised Forecast	44,000	(4,700)	(7,450)
Amount of Change	(2,421)	(1,327)	(3,187)
% Change	(5.2)	—	—
Results from year before	50,357	(2,586)	(3,462)

2) Revision to full-year non-consolidated results forecast

(April 1, 2003 to March 31, 2004) (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (as of February 12, 2004)	45,381	(3,377)	(4,204)
Revised Forecast	43,100	(4,600)	(7,250)
Amount of change	(2,281)	(1,223)	(3,046)
% Change	(5.0)	—	—
Results from year before	50,289	(2,692)	(3,507)

3) Reasons for the downward revision:

In the year ended March 31, 2004, the Company strove to improve the operational results. Our core business, the Home Sanitation (HS) Division, devoted all energies to the strengthening of the ability to develop new customers. At the same time, it has established and promoted improvement of the customer-relations-management system. In the Environmental Resources Development division, the Sanix Energy Tomakomai Electric Power Plant, our core resource-recycling power generation system, started commercial operation in August 2003. The division has striven for stable operation of the power plant and gradual increase in electric power sales volume. In addition, we also strove to lower the break-even point in the second half of the year through efforts such as review of the cost structure, enhancement of the sales productivity and radical cost reduction efforts.

Under these circumstances, the forecast of consolidated operating results announced last time were based on the assumptions for the fourth quarter that sales by the HS Division would increase from the same period last year, that the profit and loss status would improve in the Tomakomai Power Plant operation that required huge costs last year, and that the profit structure would improve and cost reduction would be achieved throughout the entire organization of the Company.

However, as severe business conditions continued, targeted sales revenues were not achieved in all three business divisions in the fourth quarter. Sales by the HS Division increased from the same period last year as projected, but the extent of the increase was not very large. The ES Division did not achieve the target sales. In the Environmental Resources Development Division, although revenues increased due to the electricity sales by the Tomakomai Power Plant, the targeted sales were not achieved as the continuous heavy-load operation of the plant could not be stabilized. Accordingly, the projected sales revenues announced last time are revised.

Although the break-even point of the entire organization became lower than assumed as a result of the cost reduction efforts, the profit margin was smaller than projected in the HS Division where the marginal profit ratio is high, mainly because targeted sales revenues were not achieved. The margin of loss was larger than projected in the Environmental Resources Development Division mainly because the targeted sales were not achieved in electricity sales of the Tomakomai Power Plant. As a result, recurring loss is expected to exceed the projection. In addition to the fact the recurring loss is expected to become larger than the projection, the Company decided to reverse all of the deferred tax assets (approx. 2,100 million yen) to improve its financial health. Accordingly, net loss for the year is expected to be about 7,450 million yen, which is far below the forecast. Consequently, recurring loss and net loss forecasts announced last time are revised.

Full-year non-consolidated earnings forecast is also revised for the same reasons.

2. Revision to year-end dividend per share forecast

The Company originally planned to pay year-end dividends of 20 yen per share. However, considering the revision of projected operating results described above, we are sorry to inform shareholders that we now plan to pay year-end dividends of 10 yen per share, for which we sincerely hope to have the understanding of shareholders and interested parties of the Company.

	Interim	Year-End	Full Year
Forecast as of November 12, 2003	0.00 yen	20.00 yen	20.00 yen
Revised forecast	0.00 yen	10.00 yen	10.00 yen
Previous year	10.00 yen	10.00 yen	20.00 yen

(Note) These forecasts are based on information available as of April 28, 2004. Actual results may be different from forecasts due to various unexpected factors in the future.